# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Metagenomi Therapeutics, Inc., CIK 0001785279
CUSIP: 59102M104
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5959 HORTON STREET, 7TH FLOOR, EMERYVILLE, California (CA), 94608
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001996097

## Reporting persons
- Thomas Brian C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,762,142; shared voting power 0; sole dispositive power 2,762,142; shared dispositive power 0; aggregate amount beneficially owned 2,762,142 (7.3% of the class)

## Item 1. Issuer
Name of issuer: Metagenomi Therapeutics, Inc.
Address of issuer's principal executive offices: 5959 HORTON STREET, 7TH FLOOR, EMERYVILLE, CA, 94608

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Brian Thomas (the "Reporting Person").
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is 126 The Uplands, Berkeley, CA 94705.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of Common stock, par value $0.0001 per share ("Common Stock") of the Issuer as of June 30, 2026, based upon 37,777,105 shares of Common Stock outstanding as of August 6, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 10, 2026.

The Reporting Person is deemed to be the beneficial owner of 2,762,142 shares of Common Stock, consisting of (i) 2,433,969 shares of Common Stock held of record by the Reporting Person and (ii) 328,173 shares of Common Stock subject to stock options exercisable within 60 days of June 30, 2026 by the Reporting Person.
Percent of class: 7.3%
Sole power to vote or to direct the vote: 2,762,142
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,762,142
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Thomas Brian C.: /s/ Brian Thomas, Brian Thomas (09/10/2026)